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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                             WHITE RIVER CORPORATION
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                                 and associated
                          Rights to Purchase Shares of
                Series B Participating Cumulative Preferred Stock
                         (Title of Class of Securities)


                                   964452106
                                 (CUSIP Number)

         Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                Page 1 of 6 pages
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CUSIP No. 964452106                                          Page 2 of 6 pages

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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John J. Byrne
       S.S. No. ###-##-####
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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [_]
                                                                     (b)  [X]
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3      SEC USE ONLY

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4      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
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                             5      SOLE VOTING POWER
        NUMBER OF                   835,112**
         SHARES              ---------------------------------------------------
      BENEFICIALLY           6      SHARED VOTING POWER
        OWNED BY                    0
          EACH               ---------------------------------------------------
        REPORTING            7      SOLE DISPOSITIVE POWER
       PERSON WITH                  835,112**
                             ---------------------------------------------------
                             8      SHARED DISPOSITIVE POWER
                                    0
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9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       835,112**
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10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [_]
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11     PERCENT OF CLASS REPRESENTED
       BY AMOUNT IN ROW (9)
       17.1%**
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12     TYPE OF REPORTING PERSON
       IN
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**      For additional information, see Schedule A hereto.
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Item 1(a).        Name of Issuer:
                  --------------

         This Statement on Schedule 13G (the "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of White River Corporation, a Delaware corporation ("White River"), including the associated rights to purchase shares of Series B Participating Cumulative Preferred Stock, par value $1.00 per share, of White River.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

         777 Westchester Avenue, Suite 201, White Plains, New York, 10604.

Item 2(a).        Name of Person Filing:
                  ---------------------

         John J. Byrne.

Item 2(b).        Address of Principal Business Office:
                  ------------------------------------

         80 South Main Street, Hanover, New Hampshire 03755

Item 2(c).        Citizenship:
                  -----------

         United States.

Item 2(d).        Title of Class of Securities:
                  ----------------------------

         Common stock, par value $.01 per share, of White River, including the associated rights to purchase shares of Series B Participating Cumulative Preferred Stock, par value $1.00 per share, of White River.

Item 2(e).        CUSIP Number:
                  ------------

         964452106

Item 3.           If this Statement is Filed Pursuant to Rules 13d-1(b), or
                  ---------------------------------------------------------
13d-2(b), Check Whether the Person Filing is a:
----------------------------------------------

         Not applicable.

                                Page 3 of 6 pages
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Item 4.           Ownership.
                  ---------

         (a)      Amount Beneficially Owned: 835,112 shares of Common Stock.
                  -------------------------

         (b)      Percent of Class:  17.1%
                  ----------------

         (c)      Number of Shares as to Which Mr. Byrne has:
                  ------------------------------------------

                  (i)      sole power to vote or to direct the vote:
                           835,112

                  (ii)     shared power to vote or to direct the vote:
                           Zero

                  (iii)    sole power to dispose or to direct the disposition
                           of:
                           835,112

                  (iv) shared power to dispose or to direct the disposition of:
                           Zero

Item 5.           Ownership of Five Percent or Less of a Class.
                  --------------------------------------------

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  --------------------------------------------------------
                  Person.
                  ------

                  Not applicable.

Item 7.           Identification and Classification of the Subsidiary Which
                  ---------------------------------------------------------
Acquired the Security Being Reported on by the Parent Holding Company.
---------------------------------------------------------------------

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.
                  ---------------------------------------------------------

        Mr. Byrne is the Chairman of the Board, President and Chief Executive Officer of Fund American Enterprise Holdings, Inc. ("Fund American"), which beneficially owned 1,014,750 shares of Common Stock (representing approximately 20.8% of the outstanding shares of Common Stock) as of December 31, 1996. Mr. Byrne believes that Mr. Byrne and Fund American do not constitute a group with respect to the Common Stock owned by them and Mr. Byrne disclaims any beneficial ownership of the shares of Common Stock owned by Fund American.

                                Page 4 of 6 pages
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Item 9.           Notice of Dissolution of Group.
                  ------------------------------

                  Not applicable.

Item 10.          Certification.
                  -------------

                  Not applicable.


                                Page 5 of 6 pages
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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:    February 10, 1997

                                          By:  /s/ John J. Byrne
                                              ----------------------
                                               Name: John J. Byrne


                                Page 6 of 6 pages
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                                                                      SCHEDULE A
                                                                      ----------


                      BENEFICIAL OWNERSHIP OF COMMON STOCK

         The 17.1% of the common stock of White River Corporation ("White River") shown in the foregoing Schedule 13G as beneficially owned by John J. Byrne ("Mr. Byrne") was calculated using 4,874,756 shares outstanding, as shown in the Company's most recent 10-Q filing dated November 13, 1996.

         The 835,112 shares of the common stock of White River shown in the foregoing Schedule 13G as beneficially owned by Mr. Byrne represent (a) 484,250 shares held directly by Mr. Byrne; (b) 350,000 shares held by Byrne & Sons lp (I.R.S. Identification No. 03-0338975) of which Mr. Byrne is sole general partner and has sole voting and dispositive power; and (c) 862 shares in an Individual Retirement Account as to which Mr. Byrne has sole voting and dispositive power.